SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )1

Gulf United Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

402580104

(CUSIP Number)

Sydson Oil & Gas Investments, LLC

4600 Post Oak Place Drive, Suite 306

Houston, Texas 77027

Attention: Michael J. Mayell

(713) 820-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Page 1 of 8 Pages

CUSIP No. 402580104	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sydson Oil & Gas Investments, LLC (46-1237159)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION, Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 333,224,995 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 333,224,995 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 333,224,995 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 402580104	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Gulf United Energy Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1222 Barkdull St., Houston, Texas 77027.

Item 2.	Identity and Background.

This Schedule 13D is being filed by and on behalf of Sydson Oil & Gas Investments, LLC, a Delaware limited liability company (“Sydson”). Sydson is a limited liability company organized under the laws of the State of Delaware. Its principal business is to make and manage investments. The address of the principal office and principal business is 4600 Post Oak Place Drive, Suite 306, Houston, Texas 77027.

During the last five years, Sydson has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used to acquire the Acquired Shares (used herein as such term is defined in Item 6 below) was the working capital of Sydson. Prior to the acquisitions of the Acquired Shares, Sydson did not exercise control or direction over any shares of Common Stock.

Item 4.	Purpose of the Transaction.

Sydson holds the Acquired Shares as reported herein for investment purposes.

Sydson has advised the Issuer that it may be interested to provide additional financing to support the Issuer’s investments in Latin America. At this time, there are no specific plans and no specific agreements to consummate this potential financing.

Other than as set forth herein, Sydson has no present plans or proposals which relate to, or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 402580104	13D	Page 4 of 8 Pages

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated in items (a) to (i) above.

Sydson intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreement or otherwise; (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more types of transactions or have one or more of the results described in the third paragraph of this Item 4. Notwithstanding anything contained herein, Sydson specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to specific elements thereof), Sydson currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments with respect to the business of Sydson; (iii) changes in law and government regulations; (iv) general economic conditions and (v) money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) Sydson beneficially owns 333,224,995 shares of Common Stock, representing 20.2% of the outstanding Common Stock and consisting of the beneficial ownership of (i) 4,162,500 shares of Common Stock acquired in connection with the consummation of the April 2012 Offering (used herein as such term is defined in Item 6 below); (ii) 59,458,138 shares of Common Stock acquired pursuant to the terms of the Sydson Warrants (used herein as such term is defined in Item 6 below) and (iii) 269,604,357 shares of Common Stock acquired pursuant to the terms of the Amended and Restated Sydson Note (used herein as such term is defined in Item 6 below).

(b) Sydson has the sole power to vote or direct the vote of the Acquired Shares. Sydson has the sole power to dispose or direct the disposition of the Acquired Shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 402580104	13D	Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 19 and April 20, 2012, the Issuer consummated a private offering pursuant to which it sold to certain investors an aggregate of 88,250,000 shares of Common Stock at a purchase price of $0.08 per share of Common Stock (the “April 2012 Offering”). The terms and provisions of the April 2012 Offering are more generally described in Item 3.02 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated April 23, 2012 and incorporated herein by reference. Sydson acquired the beneficial ownership of 4,162,500 shares of Common Stock acquired in connection with the consummation of the April 2012 Offering (the “April Shares”).

On October 29, 2012, Sydson, the Issuer, Gulf United Energy de Colombia Ltd., a company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Issuer (“Gulf Colombia”), Gulf United Energy de Cuenca Trujillo Ltd., a company organized under the laws of the British Virgin Islands (“Gulf Peru”), and the other investors party thereto entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which, among other things, the Issuer sold to Sydson and the other investors (i) an aggregate of $2,875,000 of secured convertible promissory notes (the “Notes”) and (ii) warrants to purchase an aggregate of approximately 38 million shares of Common Stock (the “October Warrants”). On November 20, 2012, the Issuer sold to Sydson and the other investors warrants to purchase an additional 11,466,667 shares of Common Stock (the “November Warrants”). In connection with the entry into the Purchase Agreement, the Issuer, Sydson and the other investors party thereto entered into a certain Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Sydson and the other investors were granted certain registration rights on the shares of Common Stock underlying the Notes, the October Warrants and the November Warrants. The terms and provisions of the Purchase Agreement and the Registration Rights Agreement are more generally described in Item 1.01 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated November 2, 2012 and incorporated herein by reference. In connection with the consummation of the transactions contemplated by the Purchase Agreement, Sydson purchased from the Issuer (i) a 16% Convertible Note due October 29, 2013 in the original principal amount of $850,000 (the “Sydson Note”); (ii) a Warrant to Purchase Shares of Common Stock of the Issuer dated October 29, 2012 (the “Sydson October Warrant”), pursuant to which Sydson is entitled to acquire 11,333,333 shares of Common Stock (the “October Warrant Shares”), and (iii) a Warrant to Purchase Shares of Common Stock of the Issuer dated November 20, 2012 (the “Sydson November Warrant”), pursuant to which Sydson is entitled to acquire 3,600,000 shares of Common Stock (the “November Warrant Shares”).

On January 18, 2013, the Issuer, Gulf Peru, Gulf Colombia, Sydson and the other investors party thereto entered into an Amendment to Purchase Agreement (the “Amendment to Purchase Agreement”), pursuant to which, among other things, (i) the Notes were amended and restated; (ii) the October Warrants and the November Warrants were amended to extend the exercise period of each warrant to October 29, 2017; (iii) the Issuer sold to Sydson and the other investors warrants to purchase an additional 148,482,274 shares of Common Stock (the “January Warrants”) and (iv) the Registration Rights Agreement was amended to grant to Sydson and the other investors certain registration rights on the shares of Common Stock underlying the January Warrants. The terms and provisions of the Amendment to Purchase Agreement are more generally described in Item 1.01 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference. In connection with the consummation of the transactions contemplated by the Amendment to Purchase Agreement (i) the Sydson Note was amended and restated (the “Amended and Restated Sydson Note”), pursuant to which Sydson is granted a conversion right under which Sydson acquired the beneficial ownership of 269,604,357 shares of Common Stock (the “Convertible Note Shares”) and (ii) Sydson purchase from the Issuer a Warrant to Purchase Shares of Common Stock of the Issuer dated January 18, 2013 (the “Sydson January Warrant” and collectively with the Sydson October Warrant and the Sydson November Warrant, the “Sydson Warrants”), pursuant to which Sydson is entitled to acquire 44,524,805 shares of Common Stock (the “January Warrant Shares” and collectively with the April Shares, the October Warrant Shares, the November Warrant Shares and the Convertible Note Shares, the “Acquired Shares”).

CUSIP No. 402580104	13D	Page 6 of 8 Pages

The Sydson Warrants may be exercised by Sydson, at any time through October 29, 2017, at the option of Sydson at an exercise price of $0.001 per share of Common Stock, subject to adjustment.

The outstanding principal under the Amended and Restated Sydson Note may be converted by Sydson, at any time prior to the payment in full of the outstanding principal amount therein, at the option of Sydson at a conversion price of $0.00436 per share of Common Stock.

Item 7.	Material to be Filed as Exhibits.

7(a) Form of Subscription Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated April 23, 2012 and incorporated herein by reference.

7(b) Form of Note (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated November 2, 2012 and incorporated herein by reference.

7(c) Form of Warrant (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated November 2, 2012 and incorporated herein by reference.

7(d) Form of Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated November 2, 2012 and incorporated herein by reference.

7(e) Form of Amended and Restated Note (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference.

7(f) Form of Amendment to Warrant (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference.

7(g) Form of New Warrant (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference.

CUSIP No. 402580104	13D	Page 7 of 8 Pages

7(h) Form of Amendment to Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference.

7(i) Form of Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-52322) dated January 22, 2013 and incorporated herein by reference.

CUSIP No. 402580104	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2013

SYDSON OIL & GAS INVESTMENTS, LLC

By:	/s/ Micheal J. Mayell
Name:	Michael J. Mayell
Title:	Manager